Sphere 3D signs Definitive Agreement with Corel Corporation to become a Value Added Reseller & Distributor for Corel® Office and
PDF Fusion™ software

Mississauga, ONTARIO, May 28, 2013, – Sphere 3D Corporation (TSX-V:ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce that it has signed a definitive agreement with Corel Corporation (“Corel”) to act as Value Added Reseller and Distributor for Corel® Office and Corel® PDF Fusion™. Under the terms of the agreement, Sphere 3D will electronically distribute these award winning office productivity software titles to end users in one of 3 formats: a standard desktop version; a Virtual Desktop Instance (VDI); or mobile software versions powered by Sphere 3D’s Software Virtualization solution, Glassware 2.0 TM.

“This Value Added Reseller & Distributor Agreement with a globally recognized, award winning, software brand, is an important milestone in our plan to commercialize and promote adoption of Sphere 3D’s cloud based virtualization technology” stated Peter Tassiopoulos, CEO of Sphere 3D. “Our agreement gives us the ability to deliver Corel’s award winning productivity software both directly and virtually whether on a desktop, tablet and/or a smartphone. We are excited to work with an innovative brand like Corel.”

Nick Davies, EVP & GM Graphics, Digital Media & Productivity Software at Corel commented, “We’re always looking for new ways to provide more flexibility and options to our users when purchasing and using Corel software. Working with Sphere 3D has opened up new possibilities to deliver Corel Office and PDF Fusion to users on devices other than the desktop. We’re looking forward to working further with the Sphere 3D team and expanding the different ways our users can access their productivity software.”

For additional information:

Contact:

Peter Tassiopoulos, CEO	Liz Mitchell, PR Manager
Sphere 3D Corporation	Corel Corporation
Phone: (416) 749-5999	613-786-0826 ext. 1223
Email: peter@sphere3d.com	Email: liz.mitchell@corel.com

About Sphere 3D

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the Cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any Cloud connected device, independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

About Corel

Corel is one of the world's top software companies providing some of the industry's best-known brands, including Roxio®, Pinnacle™ and WinZip®. Boasting the most comprehensive portfolio of graphics, productivity and digital media products, we've built a reputation for delivering innovative software that's easy to learn and use, helping people achieve new levels of creativity and productivity. The industry has responded with hundreds of awards for innovation, design and value.

Used by millions of people around the world, our product lines include CorelDRAW® Graphics Suite, Corel® Painter®, Corel® PaintShop® Pro, Corel® VideoStudio®, Corel® WordPerfect® Office, Pinnacle Studio™, Roxio Creator®, Roxio® Toast® and WinZip®. For more information on Corel, please visit www.corel.com.

© 2013 Corel Corporation. All rights reserved. Corel, the Corel logo, the Corel Balloon logo, CorelDRAW, PaintShop, Painter, Pinnacle, Pinnacle Studio, Roxio, Roxio Creator, Toast, VideoStudio, WordPerfect, are trademarks of Corel Corporation and/or its subsidiaries. WinZip is a registered trademark of WinZip International LLC. All other names and any registered and unregistered trademarks mentioned are used for identification purposes only and remain the exclusive property of their respective owners.

Forward-Looking Statements

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